Question 7.c) -------------
Addendum to Question 7.c on Form N-SAR to list the
name of each series or portfolio and give a consecutive number to each series or portfolio in excess of the 90 consecutive series or portfolio permitted by the form.
                                                 Is this the Series last filing
Number                Series Name                      for this series? (Y or N)
98          GS Structured International Small Cap Fund*         N
99          GS Structured Emerging Markets Equity Fund*         N
100         GS Strategic International Equity Fund*             N
101         GS Structured Small Cap Value Fund*                 N
102         GS Structured Small Cap Growth Fund*                N

* Please refer to the Semi-Annual Report to Shareholders to be filed on Form N-CSR on or about June 30, 2008 for additional information concerning these